FEDERATED INSTITUTIONAL TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 23, 2014

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED INSTITUTIONAL TRUST (the “Registrant”)

Federated Short-Intermediate Total Return Bond Fund (“Fund”)

(formerly, Federated Intermediate Government/Corporate Fund

Class A Shares

Class R Shares

Institutional Shares

Service Shares

1933 Act File No. 33-54445

1940 Act File No. 811-7193

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on January 9th, 2014 regarding the 485(a) filing made on November 25, 2013. The following responses have been discussed orally with the Registrant’s examiner, Jeff Foor.

1.	In response to Comment 1, the registrant confirms that the Fund is to maintain a dollar weighted average maturity of 10 years or less.
2.	In response to Comment 2, the registrant will add the following to the prospectus:

“While not based on the Fund’s actual duration or market interest rate movements at any particular date or during any particular period, the following hypothetical example is intended to demonstrate the effect that “duration” may have on a mutual fund portfolio. Assume that a mutual fund’s dollar-weighted average duration is 4.0 years at a particular point in time, and that a relevant interest rate on that same date was 4.0%. Understanding that duration generally represents the potential change in value given a 100-basis-point (1.00%) change in a relevant interest rate, and assuming that the mutual fund’s dollar-weighted average duration, portfolio, portfolio structure and other relevant factors that could affect the value of the mutual fund remain unchanged, then: (a) if interest rates rise to 5.0% over a 12-month period, the mutual fund’s net asset value (NAV) theoretically would decline by 4.0%; and (b) if interest rates decline to 3.0% over a 12-month period, the mutual fund’s NAV theoretically would increase by 4.0%.”

3.	In response to Comment 3, the headers to the Summary Strategy and Risk sections are standard practice for the Federated Fund Complex.
4.	In response to your comment #4, the following sentence will be added to the Summary and Statutory Strategy sections:

“The Fund may also invest in derivative contracts or hybrid instruments (such as, for example, futures contracts, option contracts and swap contracts) to implement its investment strategies as more fully described herein.”

Further, the Registrant is aware of the July 2010 letter and feels that the disclosure, as revised, is sufficient. We also note that the securities description disclosure identifies exact types of derivatives to implement its investment strategies- futures, options and swaps – and sub-types of such derivatives in which the Fund may invest. Finally, the Fund provides specific risk disclosure under the section entitled “Risk of Investing in Derivative Contracts and Hybrid Instruments.”

5.	In response to your comment #5, the following sentence will be added to the Summary and Statutory Strategy sections:

“The Fund may invest its assets in securities of other investment companies, including the securities of affiliated money market funds, as an efficient means of implementing its investment strategies and/or managing its uninvested cash.”

If you have any questions, please contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer

Diane J. Palmer

Senior Paralegal